UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

SEQUENTIAL BRANDS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

817340201

(CUSIP Number)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1. | Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JOHN ROONEY PARTNERS, LLC |

| 2. | Check the Appropriate Box if a Member of a Group (See Instructions) | (a) ☐ (b) ☐ |

| 3. | SEC Use Only |

| 4. | Citizenship or Place of Organization FLORIDA |

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 444,444
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 444,444
	8.	Shared Dispositive Power 0

| 9. | Aggregate Amount Beneficially Owned by Each Reporting Person 444,444 |

| 10. | Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |

| 11. | Percent of Class Represented by Amount in Row (9) 5.9%(1) |

| 12. | Type of Reporting Person (See Instructions) OO |

(1) Based on 7,485,543 shares of Common Stock outstanding on January 9, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GANS FAMILY INVESTMENTS, LLLP(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization FLORIDA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 444,444
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 444,444
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,444

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)

12.	Type of Reporting Person (See Instructions) PN

(1) Gans Family Investments, LLLP, together with McCormack Family Investments, LLC, is a managing member of John Rooney Partners, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Gans Family Investments, LLLP disclaims the beneficial ownership of the above securities.

(2) Based on 7,485,543 shares of Common Stock outstanding on January 9, 2013.

CUSIP No. 817340201

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   MCCORMACK FAMILY INVESTMENTS, LLC(1)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) ☐
   (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization
   FLORIDA

	5. Sole Voting Power 444,444	
Number of Shares Beneficially Owned By Each Reporting Person With	6. Shared Voting Power 0	
	7. Sole Dispositive Power 444,444	
	8. Shared Dispositive Power 0	

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   444,444

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
    5.9%(2)

12. Type of Reporting Person (See Instructions)
    OO

(1) McCormack Family Investments, LLC, together with Gans Family Investments, LLLP, is a managing member of John Rooney Partners, LLC and therefore may be deemed to have the voting and dispositive power of the shares. McCormack Family Investments, LLC disclaims the beneficial ownership of the above securities.

(2) Based on 7,485,543 shares of Common Stock outstanding on January 9, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STEPHEN GANS(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 444,444
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 444,444
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,444

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)

12.	Type of Reporting Person (See Instructions) IN

(1) Stephen Gans is the General Partner of Gans Family Investments, LLLP, a managing member of John Rooney Partners, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Mr. Gans disclaims the beneficial ownership of the above securities.

(2) Based on 7,485,543 shares of Common Stock outstanding on January 9, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RILEY MCCORMACK(1)			

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
		(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 444,444
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 444,444
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,444

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)

12.	Type of Reporting Person (See Instructions) IN

(1) Riley McCormack is the Managing Member of McCormack Family Investments, LLC, a managing member of John Rooney Partners, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Mr. McCormack disclaims the beneficial ownership of the above securities.

(2) Based on 7,485,543 shares of Common Stock outstanding on January 9, 2013.

Item 1(a).   Name of Issuer:

SEQUENTIAL BRANDS GROUP, INC.

Item 1(b).   Address of Issuer's principal executive offices:

17383 Sunset Boulevard, Suite A310
Pacific Palisades, CA 90272

Item 2(a).   Name of persons filing:

John Rooney Partners, LLC, Gans Family Investments, LLLP, McCormack Family Investments, LLC, Stephen Gans and Riley McCormack. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".

Item 2(b).   Address or principal business office or, if none, residence:

The principal business address of John Rooney Partners, LLC, McCormack Family Investments, LLC and Riley McCormack is 2555 Lake Avenue, Miami Beach, CA 33140.

The principal business address of Gans Family Investments, LLLP and Stephen Gans is 14850 NW 44th Court, Opa Locka, Florida, 33054.

Item 2(c).   Citizenship or Place of Organization:

John Rooney Partners, LLC, Gans Family Investments, LLLP and McCormack Family Investments, LLC are each organized under the laws of the State of Florida. Mr. Gans and Mr. McCormack are each citizens of the United States.

Item 2(d).   Title of class of securities:

Common Stock

Item 2(e).   CUSIP No. 817340201

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);
(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Inapplicable

Item 4. Ownership

      (a)   Amount beneficially owned: 444,444
      (b)   Percent of class: 5.9%
      (c)   Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote: 444,444
          (ii)   Shared power to vote or to direct the vote: 0
          (iii)   Sole power to dispose or to direct the disposition of: 444,444
          (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Inapplicable

Item 8. Identification and Classification of Members of the Group

See Exhibit A attached hereto.

Item 9. Notice of Dissolution of the Group

Inapplicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effective of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

Exhibit A – Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2013

JOHN ROONEY PARTNERS, LLC

By: McCormack Family Investments, LLC,
Its Managing Member

By: /s/ Riley McCormack   /s/ Stephen Gans
Name: Riley McCormack   STEPHEN GANS
Title: Managing Member

GANS FAMILY INVESTMENTS, LLLP

By: /s/ Stephen Gans   /s/ Riley McCormack
Name: Stephen Gans   RILEY MCCORMACK
Title: General Partner

MCCORMACK FAMILY INVESTMENTS, LLC

By: /s/ Riley McCormack
Name: Riley McCormack
Title: Managing Member

JOINT FILING AGREEMENT

   In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the Schedule 13G to which this agreement is attached (the "Schedule 13G") and to the joint filing of all amendments thereto. The undersigned further agree that this agreement may be included as an exhibit to such joint filing. Notwithstanding the foregoing, each of the Reporting Persons disclaims beneficial ownership of shares of Sequential Brands Group, Inc. Common Stock beneficially owned by the other Reporting Persons.

   This agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each of the parties designated as signatories has executed one counterpart.

Dated: January 21, 2013

JOHN ROONEY PARTNERS, LLC

 By: McCormack Family Investments, LLC,
    Its Managing Member

By: /s/ Riley McCormack   /s/ Stephen Gans
Name: Riley McCormack   STEPHEN GANS
Title: Managing Member

GANS FAMILY INVESTMENTS, LLLP

By: /s/ Stephen Gans   /s/ Riley McCormack
Name: Stephen Gans   RILEY MCCORMACK
Title: General Partner

MCCORMACK FAMILY INVESTMENTS, LLC

By: /s/ Riley McCormack
Name: Riley McCormack
Title: Managing Member